3/11

3/8/02

RECD S.E.C.
FEB 2 5 2002

SECURITIE 02019133 SSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegiance Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Pepel and Nicholson, P.A.
(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12

SEC 1410 (3-91)

Allegiance Capital, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2001

CLARK, FRIEL
and
NICHOLSON, P.A. CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

CLARK, FRIEL and NICHOLSON, P.A. CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, Maine 04103
(207) 797-2746
FAX: (207) 797-2796

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
Bryant F. Nicholson, CPA
M. Patrick Joyce, CPA

Independent Auditors' Report

Allegiance Capital, LLC
236 Gannett Drive
South Portland, ME 04106

We have audited the accompanying statement of financial condition of Allegiance Capital, LLC (a limited liability company) as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Capital, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Friel and Nicholson, P.A.

Clark, Friel and Nicholson, P.A.
February 20, 2002

Allegiance Capital, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$100,815
Accounts receivable	2,077
Prepaid expenses	4,689
Total current assets	107,581
PROPERTY AND EQUIPMENT	
Furniture (net of accumulated depreciation of $472)	-
OTHER ASSETS	
Cash and cash equivalents - restricted	25,000
Start-up costs (net of accumulated amortization of $606)	4,586
Total current assets	29,586
	$137,167

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 4,760
Due to affiliate	27,244
Total current liabilities	32,004
MEMBERS' EQUITY	105,163
	$137,167

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF INCOME
Year Ended December 31, 2001

REVENUES	
Commissions	$174,212
Interest income	3,103
Total revenues	177,315
OPERATING EXPENSES	
Brokerage, exchange and clearance fees	73,804
Salary	1,667
Payroll taxes	187
Advertising	846
Conference and meetings	3,084
Filing fees	4,929
Insurance	1,061
Interest expense	1,377
Licenses and permits	3,130
Professional development	707
Professional fees	7,746
Rent	4,582
Equipment rental	5,035
Management fees	15,972
Travel and entertainment	2,298
Utilities	690
Telephone	2,700
Temporary services	8,113
Depreciation and amortization	1,078
Office expenses	4,452
Repairs and maintenance	287
Taxes - other	924
Miscellaneous	2,095
Total operating expenses	146,764
NET INCOME	$ 30,551

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2001

Balance at January 1, 2001	$ (2,388)
Net income	30,551
Members' contributions	87,000
Members' distributions	(10,000)
Balance at December 31, 2001	$105,163

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 30,551
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	1,078
Increase in accounts receivable	(1,877)
Increase in prepaid expenses	(592)
Increase in accounts payable	3,068
Decrease in due from affiliate	180
Increase in start-up costs	(111)
Increase in due to affiliate	27,244
Total adjustments	28,990
Net cash provided by operating activities	59,541
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture	(472)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	87,000
Members' distributions	(10,000)
Principal payments on notes payable (*)	(68,192)
Net cash provided by financing activities	8,808
INCREASE IN CASH	67,877
Cash, beginning	57,938
Cash, ending	$125,815

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

Interest paid	$ 1,377

(*) paid off prior to being accepted as a member firm

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and the National Association of Security Dealers (NASD). The Company is a limited liability company organized in Maine.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined uncollectible. If the reserve method of accounting for uncollectible accounts were used, it would not have a material effect on the financial statements.

Depreciation and Amortization

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the year ended December 31, 2001 was $472.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Start-up costs are stated at cost. Amortization is computed on a straight-line basis over 60 months. Amortization expense for the year ended December 31, 2001 was $606.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs

Advertising costs are charged to operations when incurred.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc. is a related party to the Company due to common ownership.

During the year ended December 31, 2001, the Company paid to Allegiance Financial Group, Inc. a management fee of $15,972.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. Allegiance Financial Group, Inc. pays for all of the expenses and is then reimbursed by the Company for its proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. during the year ended December 31, 2001 were $20,601.

At December 31, 2001, the Company owed Allegiance Financial Group, Inc. $27,244.

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

NET CAPITAL		
Total members' equity from statement of financial condition		$105,163
Deduct ownership equity not allowable for net capital		-
Total members' equity qualified for net capital		105,163
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total members' equity and subordinated liabilities		105,163
Deductions and/or charges:		
Nonallowable assets		
Accounts receivable	2,077	
Prepaid expenses	4,689	
Furniture (net of accumulated depreciation)	-	
Start-up costs (net of accumulated amortization)	4,586	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - propriety capital charges	-	
Other deductions and/or charges	-	(11,352)
Net capital before haircuts on securities positions		93,811
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentration	-	-
Net Capital		$ 93,811
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ -
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ -
Percentage of aggregate indebtedness to net capital		0%

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT.)
December 31, 2001

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	50,000
Net capital requirement (greater of above minimums)	50,000
Excess net capital (net capital less total aggregate indebtedness)	43,811
Net capital	$ 93,811